UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

COMMONWEALTH REIT
(Name of Issuer)

Common Shares of Beneficial Interest
(Title of Class of Securities)

      203233101
(CUSIP Number)

Michael C. Neus Perry Corp. 767 Fifth Avenue, 19th Floor New York, New York 10153 (212) 583-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             March 4, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 16 Pages

CUSIP No. 203233101	Page 2 of 16 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Perry Corp.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5            Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		6,500,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,500,000
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

6,500,000

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                  [  ]

13           Percent of Class Represented By Amount in Row (11)

5.49%

14           Type of Reporting Person (See Instructions)

IA, CO

CUSIP No. 203233101	Page 3 of 16 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Richard C. Perry

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		6,500,000 (all shares beneficially owned by Perry Corp.)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,500,000 (all shares beneficially owned by Perry Corp.)
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

6,500,000

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                     [ ]

13           Percent of Class Represented By Amount in Row (11)

5.49%

14           Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 203233101	Page 4 of 16 Pages

Item 1.     Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Shares of Beneficial Interest (the “Shares”) of Commonwealth REIT, a Maryland real estate investment trust (the “Company”).  The address of the Company’s principal executive offices is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634.

Item 2.     Identity and Background.

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, a United States citizen (collectively, the “Reporting Persons”).  Perry Corp. is a registered investment adviser that provides investment management services to private investment funds (the “Perry Funds”).  Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp.  The principal business address of each of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153.  A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Exhibit B, which is incorporated herein by reference.

Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Exhibit B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the charges, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty.  The order resolves the SEC’s inquiry into Perry Corp.’s acquisition of shares of Mylan Corporation in 2004.  Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

Item 3.     Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons used working capital of the Perry Funds to purchase the 6,500,000 Shares reported herein as beneficially owned by the Reporting Persons.  The total purchase price for such 6,500,000 Shares was $144,417,788 (excluding brokerage commissions).

Item 4.                    Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

CUSIP No. 203233101	Page 5 of 16 Pages

The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer.   The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.

Perry Corp. supports the views expressed by Corvex Management LP and Related Companies L.P. as articulated in their recent public communications with the Issuer.  In particular, it is our view that proper corporate governance is critical to unlocking the inherent value in the Issuer’s asset base.   We urge the Issuer’s Board of Trustees to begin acting on strategies designed to both overhaul corporate governance and maximize shareholder value.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

Item 5.     Interest in Securities of the Issuer.

(a) – (b) Perry Corp. may be deemed to be the indirect beneficial owner of 6,500,000 Shares, which constitutes approximately 5.49% of the Company’s outstanding Shares.  Perry Corp. may be deemed to have sole power to vote and sole power to dispose of 6,500,000 Shares.  By virtue of his position as President, sole director and sole shareholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own 6,500,000 Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 118,304,068 Shares outstanding, which consists of (i) 83,804,068 Shares outstanding as of February 21, 2013 as reported by the Issuer in its Annual Report on Form 10-K, filed with the SEC on February 25, 2013, and (ii) 34,500,000 Shares issued in the Issuer’s public equity offering on March 5, 2013 as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on March 5, 2013.

As of the Date of Event, Perry Corp. may be deemed to be the indirect beneficial owner of 4,500,000 Shares (excluding Shares allocated in the Issuer's public equity offering), which constituted approximately 5.37% of the Company’s outstanding Shares that were outstanding as of the Date of Event.  The percentage in the immediately foregoing sentence is calculated based on a total of 83,804,068 Shares outstanding as of February 21, 2013 as reported by the Issuer in its Annual Report on Form 10-K, filed with the SEC on February 25, 2013.

None of the persons listed in Exhibit B hereto (other than the Reporting Persons as disclosed herein) beneficially own Shares.

(c)           Except as set forth on Exhibit C hereto, there have been no transactions with respect to the Shares during the sixty days prior to the Date of Event by either Perry Corp. or Richard C. Perry or any of the persons listed in Exhibit B hereto.

(d)           The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (as well as preferred stock and options) held for the accounts of

CUSIP No. 203233101	Page 6 of 16 Pages

their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                    Material to be Filed as Exhibits.

Exhibit A - Agreement between Perry Corp. and Richard C. Perry to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit B - Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

Exhibit C - Transactions in the Shares effected in the past 60 days.

Exhibit D - Power of Attorney, dated June 21, 2005.

CUSIP No. 203233101	Page 7 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 13, 2013                                          PERRY CORP.

By:           /s/ Richard C. Perry*
Name:      Richard C. Perry
Title:        President

Date:  March 13, 2013                                          RICHARD C. PERRY

By:           /s/ Richard C. Perry*

*By Michael Neus, attorney-in-fact

CUSIP No. 203233101	Page 8 of 16 Pages

EXHIBIT A

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Universal American Corp., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  March 13, 2013                                          PERRY CORP.

By:           /s/ Richard C. Perry*
Name:      Richard C. Perry
Title:        President

Date:  March 13, 2013                                          RICHARD C. PERRY

By:           /s/ Richard C. Perry*

*By Michael Neus, attorney-in-fact

CUSIP No. 203233101	Page 9 of 16 Pages

EXHIBIT B

Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Title
Randall Borkenstein	Chief Financial Officer and Treasurer
Michael C. Neus	General Counsel and Secretary
Paul Leff	Managing Director and Chief Investment Officer
David Russekoff	Managing Director
Todd Westhus	Managing Director
Doreen Mochrie	Managing Director

Each of the persons listed above is a citizen of the United States of America.  The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.

CUSIP No. 203233101	Page 10 of 16 Pages

EXHIBIT C

TRANSACTIONS IN SHARES

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through the close of business on March 13, 2013.  Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners L.P.	Open Market Purchase	2/27/2013	73,975	$22.7658
Perry Partners L.P.	Open Market Purchase	2/27/2013	73,975	$22.6441
Perry Partners L.P.	Open Market Purchase	2/27/2013	73,975	$22.2393
Perry Partners L.P.	Open Market Purchase	2/27/2013	59,180	$22.4796
Perry Partners L.P.	Open Market Purchase	2/27/2013	14,795	$22.2169
Perry Partners L.P.	Open Market Purchase	2/27/2013	29,590	$22.5000
Perry Partners L.P.	Open Market Purchase	2/27/2013	44,385	$22.5000
Perry Partners L.P.	Open Market Purchase	2/27/2013	73,975	$22.4661
Perry Partners L.P.	Open Market Purchase	2/27/2013	44,385	$22.5442
Perry Partners L.P.	Open Market Purchase	2/27/2013	73,975	$22.5442
Perry Partners L.P.	Open Market Purchase	2/27/2013	59,180	$22.5442
Perry Partners L.P.	Open Market Purchase	2/27/2013	59,180	$22.5442
Perry Partners L.P.	Open Market Purchase	2/27/2013	59,180	$22.5442
Perry Partners L.P.	Open Market Purchase	2/28/2013	29,590	$21.4168
Perry Partners L.P.	Open Market Purchase	2/28/2013	29,590	$20.4762
Perry Partners L.P.	Open Market Purchase	2/28/2013	59,180	$21.4083
Perry Partners L.P.	Open Market Purchase	2/28/2013	88,770	$21.3534
Perry Partners L.P.	Open Market Purchase	2/28/2013	44,385	$23.0379
Perry Partners L.P.	Allocation in Secondary Offering	2/28/2013	103,5651	$19.0000
Perry Partners L.P.	Open Market Purchase	2/28/2013	59,180	$21.4480
Perry Partners L.P.	Open Market Purchase	2/28/2013	29,590	$21.7465
Perry Partners L.P.	Open Market Purchase	3/1/2013	29,580	$23.5000
Perry Partners L.P.	Open Market Purchase	3/1/2013	14,790	$23.5975
Perry Partners L.P.	Open Market Purchase	3/1/2013	59,160	$23.4729
Perry Partners L.P.	Open Market Purchase	3/1/2013	29,580	$23.4958
Perry Partners L.P.	Open Market Purchase	3/1/2013	14,790	$23.5000
Perry Partners L.P.	Open Market Purchase	3/4/2013	29,580	$22.5000

1 Represents the Shares allocated in a secondary offering that priced after the market closed on February 27, 2013 and settled on March 5, 2013.

CUSIP No. 203233101	Page 11 of 16 Pages

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners L.P.	Open Market Purchase	3/4/2013	59,160	$22.5000
Perry Partners L.P.	Open Market Purchase	3/4/2013	14,790	$22.5000
Perry Partners L.P.	Open Market Purchase	3/5/2013	44,370	$23.0907
Perry Partners L.P.	Open Market Purchase	3/5/2013	44,370	$23.0131
Perry Partners L.P.	Open Market Purchase	3/5/2013	17,748	$23.0834
Perry Partners L.P.	Open Market Purchase	3/5/2013	44,370	$22.9499
Perry Partners L.P.	Open Market Purchase	3/5/2013	44,370	$22.9834
Perry Partners L.P.	Open Market Purchase	3/6/2013	14,790	$22.3021
Perry Partners L.P.	Open Market Purchase	3/6/2013	14,790	$22.2493
Perry Partners L.P.	Open Market Purchase	3/6/2013	29,580	$23.0847
Perry Partners L.P.	Open Market Purchase	3/6/2013	11,832	$22.8705
Perry Partners L.P.	Open Market Purchase	3/6/2013	2,958	$22.6979
Perry Partners L.P.	Open Market Purchase	3/6/2013	2,958	$22.6000
Perry Partners L.P.	Open Market Purchase	3/6/2013	2,958	$22.5000
Perry Partners L.P.	Open Market Purchase	3/6/2013	14,790	$22.1787
Perry Partners L.P.	Open Market Purchase	3/6/2013	2,958	$22.3000
Perry Partners L.P.	Open Market Purchase	3/6/2013	2,958	$22.1000
Perry Partners L.P.	Open Market Purchase	3/7/2013	29,580	$21.9866
Perry Partners L.P.	Open Market Purchase	3/7/2013	14,790	$21.9457
Perry Partners L.P.	Open Market Purchase	3/7/2013	14,790	$21.9800
Perry Partners L.P.	Open Market Purchase	3/7/2013	7,395	$21.9954
Perry Partners L.P.	Open Market Purchase	3/7/2013	29,580	$21.6969
Perry Partners L.P.	Open Market Purchase	3/7/2013	29,580	$21.7084
Perry Partners L.P.	Open Market Purchase	3/7/2013	29,580	$21.6700
Perry Partners L.P.	Open Market Purchase	3/7/2013	6,508	$21.6000
Perry Partners L.P.	Open Market Purchase	3/7/2013	23,072	$21.7000
Perry Partners L.P.	Open Market Purchase	3/7/2013	7,395	$21.9818
Perry Partners International Master, Inc.	Open Market Purchase	2/27/2013	176,025	$22.7658
Perry Partners International Master, Inc.	Open Market Purchase	2/27/2013	176,025	$22.6441
Perry Partners International Master, Inc.	Open Market Purchase	2/27/2013	176,025	$22.2393
Perry Partners International Master, Inc.	Open Market Purchase	2/27/2013	140,820	$22.4796

CUSIP No. 203233101	Page 12 of 16 Pages

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners International Master, Inc.	Open Market Purchase	2/27/2013	35,205	$22.2169
Perry Partners International Master, Inc.	Open Market Purchase	2/27/2013	70,410	$22.5000
Perry Partners International Master, Inc.	Open Market Purchase	2/27/2013	105,615	$22.5000
Perry Partners International Master, Inc.	Open Market Purchase	2/27/2013	176,025	$22.4661
Perry Partners International Master, Inc.	Open Market Purchase	2/27/2013	105,615	$22.5442
Perry Partners International Master, Inc.	Open Market Purchase	2/27/2013	176,025	$22.5442
Perry Partners International Master, Inc.	Open Market Purchase	2/27/2013	140,820	$22.5442
Perry Partners International Master, Inc.	Open Market Purchase	2/27/2013	140,820	$22.5442
Perry Partners International Master, Inc.	Open Market Purchase	2/27/2013	140,820	$22.5442
Perry Partners International Master, Inc.	Open Market Purchase	2/28/2013	70,410	$21.4168
Perry Partners International Master, Inc.	Open Market Purchase	2/28/2013	70,410	$20.4762
Perry Partners International Master, Inc.	Open Market Purchase	2/28/2013	140,820	$21.4083
Perry Partners International Master, Inc.	Open Market Purchase	2/28/2013	211,230	$21.3534
Perry Partners International Master, Inc.	Open Market Purchase	2/28/2013	105,615	$23.0379

CUSIP No. 203233101	Page 13 of 16 Pages

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners International Master, Inc.	Allocation in Secondary Offering	2/28/2013	246,4352	$19.0000
Perry Partners International Master, Inc.	Open Market Purchase	2/28/2013	140,820	$21.4480
Perry Partners International Master, Inc.	Open Market Purchase	2/28/2013	70,410	$21.7465
Perry Partners International Master, Inc.	Open Market Purchase	3/1/2013	70,420	$23.5000
Perry Partners International Master, Inc.	Open Market Purchase	3/1/2013	35,210	$23.5975
Perry Partners International Master, Inc.	Open Market Purchase	3/1/2013	140,840	$23.4729
Perry Partners International Master, Inc.	Open Market Purchase	3/1/2013	70,420	$23.4958
Perry Partners International Master, Inc.	Open Market Purchase	3/1/2013	35,210	$23.5000
Perry Partners International Master, Inc.	Open Market Purchase	3/4/2013	70,420	$22.5000
Perry Partners International Master, Inc.	Open Market Purchase	3/4/2013	140,840	$22.5000
Perry Partners International Master, Inc.	Open Market Purchase	3/4/2013	35,210	$22.5000
Perry Partners International Master, Inc.	Open Market Purchase	3/5/2013	105,630	$23.0907
Perry Partners International Master, Inc.	Open Market Purchase	3/5/2013	105,630	$23.0131
Perry Partners International Master, Inc.	Open Market Purchase	3/5/2013	42,252	$23.0834
Perry Partners International Master, Inc.	Open Market Purchase	3/5/2013	105,630	$22.9499

2 Represents the Shares allocated in a secondary offering that priced after the market closed on February 27, 2013 and settled on March 5, 2013.

CUSIP No. 203233101	Page 14 of 16 Pages

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners International Master, Inc.	Open Market Purchase	3/5/2013	105,630	$22.9834
Perry Partners International Master, Inc.	Open Market Purchase	3/6/2013	35,210	$22.3021
Perry Partners International Master, Inc.	Open Market Purchase	3/6/2013	35,210	$22.2493
Perry Partners International Master, Inc.	Open Market Purchase	3/6/2013	70,420	$23.0847
Perry Partners International Master, Inc.	Open Market Purchase	3/6/2013	28,168	$22.8705
Perry Partners International Master, Inc.	Open Market Purchase	3/6/2013	7,042	$22.6979
Perry Partners International Master, Inc.	Open Market Purchase	3/6/2013	7,042	$22.6000
Perry Partners International Master, Inc.	Open Market Purchase	3/6/2013	7,042	$22.5000
Perry Partners International Master, Inc.	Open Market Purchase	3/6/2013	35,210	$22.1787
Perry Partners International Master, Inc.	Open Market Purchase	3/6/2013	7,042	$22.3000
Perry Partners International Master, Inc.	Open Market Purchase	3/6/2013	7,042	$22.1000
Perry Partners International Master, Inc.	Open Market Purchase	3/7/2013	70,420	$21.9866
Perry Partners International Master, Inc.	Open Market Purchase	3/7/2013	35,210	$21.9457
Perry Partners International Master, Inc.	Open Market Purchase	3/7/2013	35,210	$21.9800

CUSIP No. 203233101	Page 15 of 16 Pages

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners International Master, Inc.	Open Market Purchase	3/7/2013	17,605	$21.9954
Perry Partners International Master, Inc.	Open Market Purchase	3/7/2013	70,420	$21.6969
Perry Partners International Master, Inc.	Open Market Purchase	3/7/2013	70,420	$21.7084
Perry Partners International Master, Inc.	Open Market Purchase	3/7/2013	70,420	$21.6700
Perry Partners International Master, Inc.	Open Market Purchase	3/7/2013	15,492	$21.6000
Perry Partners International Master, Inc.	Open Market Purchase	3/7/2013	54,928	$21.7000
Perry Partners International Master, Inc.	Open Market Purchase	3/7/2013	17,605	$21.9818

CUSIP No. 203233101	Page 16 of 16 Pages

EXHIBIT D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD PERRY, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. ("Perry") and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

/s/ Richard Perry
Richard Perry